Exhibit (a)(5)(A)

201 S. College Street Suite 1690 Charlotte, NC 28244 (704) 343-6011

[•], 2023

[Stockholder Name]

Re:    Steele Creek Capital Corporation

Tender Acceptance Notice

Dear Stockholder:

Steele Creek Capital Corporation (the “Fund”) acknowledges your request to tender to the Fund shares of the Fund’s common stock, par value $0.001 per share (the “Shares”), on the terms and conditions set out in the Fund’s Offer to Purchase (the “Offer to Purchase”). The Accepted Tender Amount (i.e., the proceeds you will receive in respect of the tendered Shares) will be calculated based on (i) the number of Accepted Tender Shares shown below, (ii) the total number of Shares available for tender and (iii) the per share net asset value of the Fund (“NAV”) as of the Tender Valuation Date.

Investment Account No.	XXX-XX[•]
Accepted Tender Shares	[•]
Offer to Purchase Dated	March 1, 2023
Tender Valuation Date	March 31, 2023

The Fund will confirm the Accepted Tender Amount to you in a subsequent letter once the NAV has been finalized. Proceeds in respect of the tendered Shares will be paid between forty five and sixty days following the Tender Valuation Date.

Please refer to the Offer to Purchase for additional important information. If you have any questions regarding this notice, please contact the Fund.

Sincerely,

Steele Creek Investment Management LLC

The Adviser